
10031845

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37065

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07-01-09 (MM/DD/YY) AND ENDING 06-30-10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TransAm Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 Douglas Avenue
(No. and Street)

Altamonte Springs, (City) FL (State) 32714-2033 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Barry M. Smith (407) 869-5608
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

800 N. Magnolia Avenue, Suite 1700, Orlando, Fl 32803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barry M. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TransAm Securities, Inc., as of June 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Barry M. Smith, President

Title

Notary Public



CONNIE J. PEACOCK
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This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Independent Auditor's Report

To the Board of Directors
TransAm Securities, Inc.
Altamonte Springs, Florida

We have audited the accompanying statements of financial condition of TransAm Securities, Inc. (the Company) as of June 30, 2010 and 2009, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TransAm Securities, Inc. as of June 30, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Orlando, Florida
August 25, 2010

TransAm Securities, Inc.

Statements of Financial Condition
June 30, 2010 and 2009

	2010	2009
Assets		
Cash	$ 30,139	$ 20,763
Certificate of deposit	39,786	39,040
Commissions receivable	40,634	41,262
Income taxes receivable	-	3,145
Deferred tax assets	312	-
Other assets	6,135	4,133
Total assets	$ 117,006	$ 108,343
Liabilities and Stockholders' Equity		
Liabilities		
Commissions payable	$ 52,294	$ 75,531
Accrued wages	1,584	4,485
Taxes payable	4,592	-
Total liabilities	58,470	80,016
Stockholder's Equity		
Common stock, $.01 par value, 1,000 shares authorized, issued and outstanding	10	10
Additional paid-in capital	10,000	10,000
Retained earnings	48,526	18,317
Total stockholders' equity	58,536	28,327
Total liabilities and stockholders' equity	$ 117,006	$ 108,343

See Notes to Financial Statements.

TransAm Securities, Inc.

Statements of Operations
Years Ended June 30, 2010 and 2009

	2010	2009
Revenues:		
Commissions income	$ 1,347,737	$ 1,724,703
Other income	946	1,819
Total revenues	1,348,683	1,726,522
Expenses:		
Commissions expense	1,061,479	1,362,403
Marketing, management and administrative expenses	198,377	395,524
Licenses and regulatory expenses	53,202	16,171
Total expenses	1,313,058	1,774,098
Income (loss) before income taxes	35,625	(47,576)
Income tax expense (benefit)	5,416	(1,740)
Net income (loss)	$ 30,209	$ (45,836)

See Notes to Financial Statements.

TransAm Securities, Inc.

Statements of Changes in Stockholders' Equity
Years Ended June 30, 2010 and 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at June 30, 2008	$ 10	$ 10,000	$ 64,153	$ 74,163
Net loss	-	-	(45,836)	(45,836)
Balance at June 30, 2009	10	10,000	18,317	28,327
Net income	-	-	30,209	30,209
Balance at June 30, 2010	$ 10	$ 10,000	$ 48,526	$ 58,536

See Notes to Financial Statements.

TransAm Securities, Inc.

Statements of Cash Flows
Years Ended June 30, 2010 and 2009

		2010		2009
Cash Flows From Operating Activities				
Net income (loss)	$	30,209	$	(45,836)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
Increase (decrease) in operating assets and liabilities:				
Increase in deferred income tax benefit		(312)		-
Decrease in commissions receivable		628		168,904
Decrease (increase) in refundable income tax		3,145		(1,740)
Increase in other assets		(2,002)		(704)
Decrease in commissions payable		(23,237)		(154,718)
Decrease in accrued wages		(2,901)		-
Increase in income taxes payable		4,592		-
Net cash provided by (used in) operating activities		10,122		(34,094)
Cash Flows From Investing Activities				
Increase in certificate of deposit		(746)		(1,477)
Net cash used in investing activities		(746)		(1,477)
Net increase (decrease) in cash		9,376		(35,571)
Cash:				
Beginning		20,763		56,334
Ending	$	30,139	$	20,763
Supplemental Disclosure of Cash Flow Information				
Income taxes paid	$	800	$	-

See Notes to Financial Statements.

Note 1. Nature of Organization and Significant Accounting Policies

Organization: TransAm Securities, Inc. (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. The primary activity has been sales of mutual funds, variable annuities, and limited partnership interests sponsored by unrelated third parties ("Product Sponsors"). The Company was incorporated under the laws of the state of Florida on November 21, 1986 as a securities broker-dealer.

A summary of the Company's significant accounting policies follows:

Revenue recognition: Commission income and related receivables and payables are recorded on the date the sale of the related financial product is made.

Commissions receivable: Commissions receivable are recorded at net realizable value. An allowance for doubtful accounts is provided based on prior collection experiences and management's analysis of specific accounts. The allowance is reviewed periodically and adjusted for commissions deemed uncollectible by management. In the opinion of management, no such allowance is deemed necessary.

Income taxes: The Company uses the asset and liability method of accounting for deferred taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income (loss) in the period that included the enactment date.

FASB Accounting Standards Codification Topic 740, *Income Taxes,* provides guidance for how uncertain tax positions should be recognized, measured, disclosed, and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended June 30, 2010 management has determined that there are no uncertain tax positions.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Recently adopted accounting pronouncements: In May 2009, the FASB issued authoritative guidance for subsequent events. The guidance requires disclosure of management's evaluation of subsequent events. The guidance was effective for annual periods ending after June 15, 2009, and should be applied prospectively. The adoption of the guidance had no impact on the accompanying financial statements.

Management has evaluated and noted no subsequent events that require disclosure in the financial statements.

Note 1. Nature of Organization and Significant Accounting Policies (Continued)

In June 2009, the FASB issued authoritative guidance which established the FASB Standards Accounting Codification. The codification replaced all existing accounting and reporting standards by the FASB as authoritative U.S. generally accepted accounting principles ("GAAP"). The guidance is effective for annual periods ending after September 15, 2009. The guidance did not have a material effect of the accompanying financial statements.

The Financial Accounting Standards Board ("FASB") issued new guidance on accounting for uncertainty in income taxes. The Company adopted this new guidance as of July 1, 2009. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustments to the financial statements to comply with the provisions of this guidance. Interest and penalties related to underpayment of income taxes would be classified as a component of income taxes in the accompanying statements of income if any uncertain tax positions were required to be recorded. The Company is no longer subject to income tax examinations by the U.S. federal and state authorities for years before 2006 and 2005, respectively. The Company does not anticipate that the amount of the unrecognized benefit will significantly increase or decrease within the next 12 months.

Reclassifications: Certain amounts in the 2009 financial statements have been reclassified for comparative purposes to conform with the presentation in the 2010 financial statements. The results of these reclassifications had no effect on previously reported net income or stockholders' equity.

Note 2. Related Party Transactions

The Company does not own office equipment or employ office administrative support personnel. Certified Financial Group, Inc. ("CFG") provides office space, equipment, and office administrative support personnel. On August 11, 2005, the Company entered into a marketing agreement with CFG to provide these services. The agreement shall continue in effect until terminated by either party. CFG is related through common management. Expenses charged by CFG to the Company included in marketing, management, and administrative expenses for the years ended June 30, 2010 and 2009 totaled approximately $144,000 and $352,000, respectively.

Note 3. Broker-Dealer Regulation

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2010, the Company had net capital, as defined, of $46,244 which is $41,244 in excess of its required net capital of $5,000. At June 30, 2009, the Company had net capital, as defined, of $14,058 which is $8,721 in excess of its required net capital of $5,337. At June 30, 2010 and 2009, the ratio of aggregate indebtedness to net capital was 1.26 to 1 and 5.69 to 1, respectively.

The Company is exempt from making computations of amounts on deposit in the Special Reserve Bank Account for the Exclusive Benefit of Customers under the provision of paragraph (k) of rule 15c3-3 under the Securities Exchange Act of 1934 and complying with certain other provisions of this rule.

The Company has no liabilities, which are subordinated to the claims of general creditors.

Note 4. Income Taxes

The components of the income tax (benefit) provision are as follows:

	Current	Deferred
2010:		
Federal	$ **4,592**	$ **(312)**
State	**1,136**	**-**
	$ **5,728**	$ **(312)**
2009:		
Federal	$ (1,740)	$ -
State	-	-
	$ (1,740)	$ -

The reconciliation of income tax computed at the U.S. federal statutory rate to income tax (benefit) expense is as follows:

	2010	2009	**2010**	2009
Tax at U.S. statutory rate	$ **5,344**	$ (7,136)	**15.00%**	-15.00%
State rates, net of federal benefit	**3,302**	(2,224)	**9.27%**	-4.68%
Non-deductible items	**5,250**	-	**14.74%**	0.00%
Change in valuation allowance	**(8,774)**	8,774	**-24.63%**	18.44%
Other	**294**	(1,154)	**0.82%**	-2.42%
	$ **5,416**	$ (1,740)	**15.20%**	-3.66%

Note 4. Income Taxes (Continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred income taxes are as follows:

	2010	2009
Deferred tax assets:		
Accrued salary	$ 312	$ 882
Accrued expenses	-	5,583
NOL carryforward	-	2,309
Deferred tax assets	312	8,774
Less valuation allowance	-	(8,774)
Total deferred tax assets	312	-
Deferred tax liabilities:		
Total deferred tax liabilities	-	-
Total net deferred taxes	$ 312	$ -

The Company evaluated its position and deems that a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. At June 30, 2009 management has determined, based on the history of prior taxable earnings and its expectations for the future, taxable income will more likely than not be insufficient to fully realize deferred tax assets and, accordingly, a valuation allowance was considered necessary. Based on 2010 operating results the Company did utilize its deferred taxes and as such no valuation allowance was deemed necessary at June 30, 2010. At June 30, 2010, the Company no longer had any net operating loss carry forward.

Note 5. Business Concentrations

Commission income from two major Product Sponsors of the Company, accounted for $173,523 and $138,241 or 13% and 10%, respectively, of total revenues for the year ended June 30, 2010. At June 30, 2010, commissions receivable included $3,240 and $547 from these Product Sponsors, respectively.

Commission income from one major Product Sponsor of the Company, accounted for $199,679 or 11% of total revenues for the year ended June 30, 2009. At June 30, 2009, commissions receivable included $795 from this Product Sponsor.

TransAm Securities, Inc.

Supplementary Information – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2010

Total stockholders' equity	$	58,536
Less non-allowable assets:		
Commissions receivable over 30 days old (net of $2,487 of related commissions payable)		703
Commissions receivable on sales of limited partnership units (net of $15,475 of related commissions payable)		4,744
Deferred tax assets		312
Other assets		6,135
Haircut on certificate of deposit		398
Total net capital	$	46,244
Aggregate Indebtedness		
Commissions payable	$	52,294
Accrued wages		1,584
Taxes payable		4,592
Total aggregate indebtedness	$	58,470
Computation of Basic Net Capital Requirements		
Minimum net capital required of reporting broker or dealer	$	5,000
Excess net capital	$	41,244
Ratio: Aggregate indebtedness to net capital		1.26 to 1

There were no material differences between the above computation and the amounts reported in the Company's corresponding unaudited Form X-17A-5 Part IIA filing. Accordingly, no reconciliation is deemed necessary.



Independent Auditor's Report
on Internal Control

To the Board of Directors
TransAm Securities, Inc.
Altamonte Springs, Florida

In planning and performing our audit of the financial statements of TransAm Securities, Inc. (the Company) as of and for the year ended June 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Orlando, Florida
August 25, 2010

TransAm Securities, Inc.

Financial Report
June 30, 2010


McGladrey

McGladrey & Pullen, LLP
Certified Public Accountants

Contents

TransAm Securities, Inc.

Agreed Upon Procedures
June 30, 2010


McGladrey

McGladrey & Pullen, LLP
Certified Public Accountants

McGladrey

Independent Accountant's Report

To the Board of Directors
TransAm Securities, Inc.
Altamonte Springs, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC 7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2010, which were agreed to by TransAm Securities, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc, and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2010, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Orlando, Florida
August 25, 2010

SIPC-7

(32-REV 6/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(32-REV 6/10)

For the fiscal year ended 6/30/, 2010

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

037065 FINRA JUN
TRANSAM SECURITIES INC
1111 DOUGLAS AVE
ALTAMONTE SPRINGS FL 32714-2033

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 718.01

B. Less payment made with SIPC-6 filed (exclude interest) (426.38)

1/28/10
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 291.63

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 291.63

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TRANS Am Securities INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 28th day of July, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning July 1, 2009 and ending June 30, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 1,348,683.00

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 1,061,478.00

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues — $ 287,205.00

2e. General Assessment @ .0025 — $ 718.01

(to page 1 but not less than $150 minimum)